FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

2 September 2022

HSBC HOLDINGS PLC
DIRECTOR DECLARATION

In accordance with UK Listing Rule 9.6.14 R(2), HSBC Holdings plc (the 'Company') announces that Eileen Murray, a non-executive Director of the Company, has been appointed as a non-executive Director of Broadridge Financial Solutions, Inc., with effect from 1 September 2022.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:
Ankit Patel                    +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Geraldine Buckingham† , Rachel Duan† , Carolyn Julie Fairbairn† , James Anthony Forese† , Steven Guggenheimer† , José Antonio Meade Kuribreña† , Eileen K Murray† , David Nish† , Ewen Stevenson and Jackson Tai† .

* Non-executive Group Chairman
† Independent non-executive Director

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 September 2022